June 12, 2009

Chris White
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.
20549-7010

By fax and filing

Dear Sir:

Re:	TAMM Oil and Gas Corp.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed July 14, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, September 30, and December 1, 2008
Filed August 13, 2008, November 14 and 25, 2008 and February 17, 2009
No. 0-52881
And letter of June 2, 2009

Form 10-K for the Fiscal Year Ended March 31, 2008

General

1.	As requested in our initial letter of March 23, 2009, please provide in writing a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

Please see our acknowledgement at the closing of this letter.

 Plan of Operation, page 20

2.
We read and considered your response to our prior comment 5.  Given the significance of the royalty agreement to your financial position, please include additional management discussion and disclosure of the following in your filing:

•	the relationship of the lease you refer to in your response to the royalty agreement;

•	the remaining terms of the lease;

•	what property the lease relates to;

•	how royalties are calculated;

•	how amortization of the royalty agreement will be made;and

•	how impairment of the royalty agreement will be assessed and determined.

             Refer to the instructions to item 303(a) of Regulation S-K.

RESPONSE:

The following will be added to future filings or until circumstances change.

We entered into a November 26, 2007 letter agreement with Vendors, 1004731 Alberta Ltd. and Muzz Investments Inc., whereby the Vendors agreed to sell, assign and transfer to us, their entire right, title and interest in a December 12, 2003 royalty agreement made between Mikwec Energy Canada Ltd. and Nearshore Petroleum Corporation in exchange for our issuance of 4,000,000 shares of our common stock.

The transaction was completed on November 26, 2007

The royalty agreement is applicable to 32 sections of oil sands leases on the Sawn lake property in Northern Alberta operated by Deep Well Oil and Gas.  There are approximately 10 years remaining on these leases if not developed, however 6 wells have been drilled to date which will convert upon the expiry date or before the core areas of these leases to long term leased for production. This will typically convert 1-6 sections per well depending upon depth, under current regulations, however as the operator has responsibility in this matter, there are no firm guarantees that the properties will be fully converted.

The royalties are 3% of gross revenue prior to any expenses from oil sands production on these properties

Costs associated with the Company’s acquired royalty agreement are amortized from the date of production over the estimated total expected recovery, not to exceed the term of the agreement.

In accordance with SFAS No. 142, the Company tests its intangible assets for impairment on an annual basis and when there is reason to suspect that their values have been diminished or impaired.  Any write-downs will be included in results from operations.

Notes to financial Statements, page F-7

Note 3 – Summary of Significant Accounting Policies, page F-7

General

3.	We read and considered your response to our prior comment 7. In addition to the revised disclosure you propose, please provide disclosure of the amortization policy for your royalty agreements.

RESPONSE:

We propose adding the additional paragraph to our note modification:

The Company accounts for and reports acquired goodwill and other intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, the Company tests its intangible assets for impairment on an annual basis and when there is reason to suspect that their values have been diminished or impaired.  Any write-downs will be included in results from operations.

Costs associated with the Company’s acquired royalty agreement are amortized from the date of production over the estimated total expected recovery, not to exceed the term of the agreement.

Evaluation of Impairment of long-lived Assets, page F-10

4.
We read and considered your response to our prior comment 11, and note that you propose to add revised disclosure that describes the treatment of your exploration costs prior to the establishment of proven reserves, and indicates that you follow the full cost method of accounting for your oil and natural gas properties.  However, your revised disclosure still does not address your policy for evaluation of unproved properties.  Additionally, please confirm to us that the existing disclosure in your filing is being replaced by the proposed revised disclosure you are adding.

RESPONSE:

We propose replacing the existing disclosure with the following paragraphs under “Evaluation of Impairment of Long-Lived Assets”, in footnote 3:

The Company follows the full cost method of accounting for oil and gas properties.  Under this method, all direct costs and certain indirect costs associated with acquisition of properties and successful as well as unsuccessful exploration and development activities are capitalized. Depreciation, depletion, and amortization of capitalized oil and gas properties and estimated future development costs, excluding unproved properties, are based on the unit-of-production method based on proved reserves.

The Company periodically evaluates the carrying value of long-lived assets, including unproved properties, to be held and used in accordance with SFAS 144, “Accounting for the Impairment of Long-Lived Assets”. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Note 4 – Receivable from an Affiliated Entity, page F-10

5.
We read and considered your responses to our prior comment 12.  We remind you that disclosures of oil and gas activities are based on Rule 4-10 of Regulation S-X.  As such, please remove the disclosure with regard to the estimate of barrels of oil contained on the property, if such estimate is not based on proven reserves.

RESPONSE:

We propose modifying Note 4 as follows:

Note 4 – Receivable from an Affiliated Entity

In connection with the October 2007 Letter of Intent to acquire all of the issued and outstanding shares of 1132559 Alberta Ltd. (“Alberta”) referred to above, the Company purchased advances due to shareholders of Alberta, directly from the shareholders for $576,252. The amount is recorded as receivable from an affiliated entity as Alberta and Tamm have officers and/or directors in common.

Changes in internal Controls, page 24

6.
We read and considered your responses to our prior comment 16, and noted that your revised proposed disclosure now addresses any changes in internal controls over financial reporting.  However, the timeframe of your assessment in your proposed disclosure is “at the date of their evaluation.”  This assessment must address any changes in internal control that occurred in the fourth quarter of your fiscal  year.

Refer to Regulation S-K, item 308T(b).

RESPONSE:

We propose replacing the noted paragraph with the following:

During the fiscal quarter ended March 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Engineering Comments

7.
We have reviewed your response to prior comment 19 from our letter dated March 23, 2009.  If you disclose in a filing that your reserves are determined by an independent petroleum engineer you should disclose the name of the independent petroleum engineer.  Please see instruction 4(B) to item 102 of Regulation S-K.  Please confirm that in future filings you will provide this information to investors.

RESPONSE:

Noted and agreed.

8.	We have reviewed your response to prior comment 20. Please supplementally provide us with an approximate date you will update your corporate website with the cautionary language.

RESPONSE:

This update has been completed.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  In addition, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Should you have any additional comments or questions, please feel free to contact me.

Yours truly,

Wiktor Musial
President